Exhibit 15.01

The Board of Directors and Stockholders

Electronic Arts Inc.:

With respect to the subject registration statement on Form S-8 of Electronic Arts Inc. to be filed on November 5, 2004, we acknowledge our awareness of the use therein of our reports dated July 21, 2004 and October 19, 2004 relating to the unaudited condensed consolidated interim financial statements of Electronic Arts Inc. and subsidiaries that are included in its Form 10-Q for the three-month period ended June 30, 2004, and the three and six-month periods ended September 30, 2004, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an accountant, or reports prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

KPMG LLP

San Francisco, California

November 4, 2004